SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                        The Securities Exchange Act 1934

                  Report on Form 6-K for the month of June 2003

                  Hellenic Telecommunications Organization S.A.
                  ---------------------------------------------
                 (Translation of Registrant's name into English)

                               99 Kifissias Avenue
                              GR 15181 Amaroussion
                                 Athens, Greece
                    (Address of Principal Executive Offices)

       (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F _X_ Form 40-F

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.)

                                 Yes ___ No ____


Enclosures:

1. Press release dated: June 21, 2004

OTE Announces Appeal Filed by Globul

    ATHENS, Greece--(BUSINESS WIRE)--June 21, 2004--Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today announced that its Cosmo Bulgaria Mobile EAD subsidiary - which offers mobile telephony services in Bulgaria under the brand name Globul - filed an appeal to the Supreme Administrative Court against the decision of the telecommunications regulator (CRC) to grant a third mobile telephony license to BTC, the Bulgarian incumbent operator, within the framework of its privatization.
    Previously, in a letter sent in March 2004, Globul had asked the regulator to ensure that BTC did not benefit from any preferential treatment during the license-granting process.
    Globul is a 100%-owned OTE subsidiary, managed by Cosmote, the leading mobile telecommunications company in Greece, operating a GSM 900 / 1800 mobile telephony license in Bulgaria. Operating revenues for the first quarter of 2004 amounted to EUR 32.9 million, compared to EUR 16.6 million for the comparable quarter of 2003, an increase of 98.2%, while operating income before depreciation and amortization in the first quarter of 2004 was EUR 8 million, a 268% increase compared to the respective quarter of 2003.
    Its customer base grew by 104% year-on-year, reaching a total of 1,148,484 customers by March 31, 2004. Territorial coverage increased to 80% vs. 49% at the end of Q1 2003, while population coverage increased to 97% vs. 80%. The number of active roaming agreements reached 222 operators in 112 countries.

    About OTE

    OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, Internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.
    Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share.

    Additional Information is also available on http://www.ote.gr.

    Forward-looking statement

    Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2002 filed with the SEC on June 30, 2003. OTE assumes no obligation to update information in this release.

    CONTACT: OTE:
             Dimitris Tzelepis - Head of Investor Relations, OTE Group
             Tel: +30 210 611 1574
             email: dtzelepis@ote.gr
             or
             Kostas Bratsikas - Investor Relations
             Tel: +30 210 611 1428
             email: brakon@ote.gr
             or
             Taylor Rafferty:
             London: +44 20 7936 0400
             New York: +1 212-889-4350
             email: ote@taylor-rafferty.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                Hellenic Telecommunications Organization S.A.

Date: June 21 2004
                                By: /s/ Iordanis Aivazis
                                    --------------------------
                              Name: Iordanis Aivazis
                             Title: Chief Financial Officer